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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                    AMENDMENT NO. 1

                          UTAH RESOURCES INTERNATIONAL, INC.
                                   (Name of Issuer)

                                        COMMON
                            (Title of Class of Securities)

                                      917518 102
                                    (CUSIP Number)

                            MARK TECHNOLOGIES CORPORATION
                            ONE SANSOME STREET, SUITE 1900,
                                SAN FRANCISCO, CA 94104
                                    (415) 984-3137
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                    APRIL 20, 1996
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1) Name of Reporting Person: Mark Technologies Corporation
                                    Federal Tax ID No. 94-2807471

2) Check the Appropriate Box if a Member of a Group

    (a) [ ]
    (b) [x]

3) SEC Use Only...................

4) Source of Funds - AF.

5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ].

6) Citizenship or Place of Organization - California.

Number of Shares Beneficially Owned by Each Reporting Person With:

    (7) Sole Voting Power - 326,310.

    (8) Shared Voting Power - None.

    (9) Sole Dispositive Power - 326,310.

    (10)Shared Dispositive Power - None.

11) Aggregate Amount Beneficially Owned by Each Reporting Person - 326,310 shares.

12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ].

13) Percent of Class Represented by Amount in Row (11) - 17.6%**.

14) Type of Reporting Person - CO.


  **Note: Based on information contained in list of shareholders of the Issuer prepared by First Security Bank of Utah N.A. dated February 12, 1996. Status of certain shares of common stock issued by Issuer in June, 1995 is not discernable, and a change in the issued status of such shares may result in an increase in the percentage figure shown.

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ITEM 1. SECURITY AND ISSUER.

    This statement relates to common stock of Utah Resources International, Inc. ("URI" or the "Company"), whose principal executive offices are located at 297 W. Hilton Drive, Suite #4, St. George, Utah 84770.

ITEM 2. IDENTITY AND BACKGROUND.

    The person filing this statement is Mark Technologies Corporation, a California corporation ("MTC"), whose business address is One Sansome Street, Suite 1900, San Francisco, CA 94104. MTC's principal businesses are real property and alternative energy development. MTC is a wholly-owned subsidiary of METC, Inc., a California corporation, whose controlling shareholder and member of the Board of Directors is Mark G. Jones, who is also the President of MTC. Neither MTC, nor METC, Inc., nor its officers and directors, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, no such party during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and no such party as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mark G. Jones is presently a member of the Board of Directors of the Company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 20, 1996, MTC acquired 125,000 shares of the common stock of the Company from Morgan Family Charitable Trust, a Utah entity. A promissory note was issued to Morgan Family Charitable Trust by MTC in the principal amount of $375,000 ($3.00 per share) as consideration of the transfer of the 125,000 shares of URI common stock to MTC. The promissory note is secured by certain project revenues otherwise payable to a wholly-owned subsidiary of METC, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

    MTC previously acquired shares of the Company from Morgan Gas & Oil Co., a Utah corporation. The purposes of MTC's acquisition of shares of common stock of the Company are investment, enhancement of shareholder value, and to attempt to cause modification of the business practices of the Company within the guidelines of a 1993 Settlement Agreement entered into between the Company and certain shareholders, including:

    1. Rescission of or modification to the terms of the purported share exchange transaction between the Company and the Midwest Railroad
Construction and Maintenance Corporation;

    2. Amendment of the Company's Articles of Incorporation to require shareholder approval of any transaction in which an officer, director or control person has an interest similar to a director's conflicting interest as that term is defined in the Utah Revised Business Corporation Act;

    3. Engagement of new counsel and amendment of the Company's Bylaws to prohibit counsel from serving on the Company's board of directors or as an officer of the Company.

    4. Amendment of the Company's Articles of Incorporation to modify certain provisions regarding indemnification of directors of the Company;

    5. Amendment of the Company's Bylaws to require the Company to submit for shareholder approval persons who would act as certain significant officers of the Company;

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    6.  Amendment of the Company's Articles of Incorporation to provide that no more than one director will also serve in the capacity of an officer or as a paid employee of the Company;

    7. Amendment of the Company's Articles of Incorporation to require shareholder approval of any transaction which is not in the Company's ordinary course of business and which involves the expenditure of the Company's funds in excess of $50,000 or the issuance of securities valued in excess of $50,000;

    8. Amendment of the Company's Articles of Incorporation to require shareholder approval on an annual basis of a one-year business plan;

    9. Engagement by the Company of outside counsel, auditors and other professionals to evaluate past conduct of the Company, its officers and directors;

    10. Requiring that all Company directors who have, within the past 36 months, entered into or attempted to enter into transactions which would constitute a conflicting interest under the Utah Revised Business Corporation Act to resign; and

    11. Requiring that all officers who have, in the past 36 months, entered into transactions which would have constituted a director's conflicting interest under provisions of the Utah Revised Business Corporation Act to resign.

    12. Negotiation for settlement of existing shareholder derivative litigation involving the Company, including the voluntary reorganization of the Board of Directors of the Company, the potential sale of assets of the Company to fund a stock repurchase program by the Company and the appointment of new legal counsel for the Company.

    13. Negotiation for modifications to or recission of a purported stock purchase arrangement with Inter-Mountain Capital Corp. and its President, Mr. John Fife.

    It is noted that Mr. John H. Morgan, Jr. is a shareholder of both the Company and Morgan Gas & Oil Co. and that certain affiliates of John H. Morgan, Jr. are shareholders of both the Company and Morgan Gas & Oil Co., including his daughter Anne Morgan who is a shareholder of the Company and Morgan Gas & Oil Co. and is also the Trustee of Morgan Family Charitable Trust.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    The information contained on the cover pages of this Schedule set forth the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. There have been no transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Other than the relationships described in Item 2 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    None.


                                      SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: April 29, 1996


                                       Mark Technologies Corporation,
                                       a California corporation

                                       /s/ Mark G. Jones
                                       --------------------------------
                                       By: Mark G. Jones
                                       Title: President

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